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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               SCHEDULE 14D-9/A
                                (Rule 14d-101)


                     Solicitation/Recommendation Statement
                         Under Section 14(d)(4) of the
                        Securities Exchange Act of 1934
                               (Amendment No. 1)

                              BeautiControl, Inc.
                           (Name of Subject Company)

                              BeautiControl, Inc.
                     (Name of Person(s) Filing Statement)

                    Common Stock, par value $.10 per share
                        (Title of Class of Securities)

                                  074655 10 1
                     (CUSIP Number of Class of Securities)

                               Richard W. Heath
                          Chief Executive Officer and
                      Chairman of the Executive Committee
                              BeautiControl, Inc.
                               2121 Midway Road
                            Carrollton, Texas 75006
                                (972) 458-0601

                                With a copy to:

                                 David H. Oden
                             Haynes and Boone, LLP
                          1600 N. Collins, Suite 2000
                            Richardson, Texas 75080
                                (972) 680-7550
           (Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of the Person Filing Statement)

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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                                 Introduction

  This Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on
Schedule 14D-9 originally filed on September 20, 2000 by BeautiControl, Inc., a Delaware corporation (the "Company") relating to a tender offer by B-C Merger Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Tupperware Corporation, a Delaware corporation ("Tupperware") to purchase all outstanding shares of the Company, at a price of $7.00 per share, net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 20, 2000 and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.


Item 4.   The Solicitation or Recommendation.

Item 4 is hereby amended and supplemented as follows:

  The following is inserted after the seventh sentence in the fifth paragraph under the subheading entitled "Background":

  "Mr. Goings indicated Tupperware's desire that Mr. Heath and Ms. Heath acquire shares of Tupperware's common stock following the closing of a transaction in connection with any employment arrangement of the Heaths. Tupperware indicated that it sought this arrangement so that after an acquisition of the Company the Heaths, as employees of the Company, would have an economic stake in Tupperware. These obligations of Mr. Heath and Ms. Heath were ultimately included in their respective Stockholder Agreements."

  The following is inserted at the end of sixteenth paragraph under the subheading entitled "Background":

  "The Company's Board also discussed and considered Tupperware's requirements that its offer not become publicly known and that the Company not engage in any auction process, as well as the contemplated Stockholder Agreements that Tupperware sought to enter into with certain stockholders of the Company. The Company's Board also assessed the Company's alternatives to the Offer and the Merger, and the fact that any publicly known canvass of the market or auction would likely cause uncertainty and attrition among members of the sales force of the Company, and the potential negative effect such actions would have on stockholder value."

  The twentieth paragraph under the subheading entitled "Background" is amended and restated in its entirety as follows:

     "At a meeting held on September 10, 2000, the Company's Board reviewed the history of the transaction, the status of discussions with Tupperware, and the Company's current and anticipated financial performance. HBW delivered to the Company's Board its opinion to the effect that, as of that date, and based upon certain matters and assumptions stated therein, the consideration to be received by the holders of the Shares pursuant to the Offer and under the terms of the Merger Agreement is fair to such holders from a financial point of view. The Company's legal counsel discussed the other terms of the Merger Agreement and the Stockholder Agreements. In considering the fairness of the Offer and the Merger Agreement, the Board reviewed the ability of the Company, to the extent required by the fiduciary obligations of the Board to the stockholders of the Company under Delaware law, to terminate the Merger Agreement in accordance with its terms to approve a Superior Proposal (as defined in the Merger Agreement), upon the payment of a termination fee and Tupperware's expenses as set forth in the Merger Agreement. The Board considered this ability to terminate the Merger Agreement to be a favorable factor in fulfilling its fiduciary obligations. The Board also considered, with respect to the fairness of the Offer and the Merger Agreement, the employment and stockholder agreements between Tupperware and certain members of management. At the conclusion of the discussion, the Company's Board unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the holders of the Shares, and unanimously recommended that stockholders of the Company accept the Offer and tender their Shares."
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      BEAUTICONTROL, INC.


                                      By: /s/ Richard W. Heath
                                         ----------------------
                                      Name: Richard W. Heath
                                      Title: Chief Executive Officer and
                                             Chairman of the Executive Committee

Dated: October 6, 2000

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